Weil, Gotshal & Manges LLP	Wachtell, Lipton, Rosen & Katz
767 Fifth Avenue	51 West 52nd Street
New York, New York 10153	New York, NY 10019
July 22, 2009
VIA EDGAR AND E-MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Joe McCann

Re:	CareFusion Corporation Amendment No. 5 to the Registration Statement on Form 10 (File No. 001-34273) Filed on July 8, 2009
Dear Mr. McCann:
     On behalf of our client, CareFusion Corporation (the “Company”), which is currently a wholly owned subsidiary of Cardinal Health, Inc. (“Cardinal Health”), we are providing to the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 6 to the Registration Statement on Form 10 of the Company (File No. 001-34273) (the “Registration Statement”), which incorporated a revised information statement attached as Exhibit 99.1 (the “Information Statement”).
     Further to our conversation on July 20, 2009, on behalf of our client, CareFusion Corporation (the “Company”), which is currently a wholly owned subsidiary of Cardinal Health, Inc. (“Cardinal Health”), we are reconfirming with the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that Exhibits A and B to the employment agreement filed as Exhibit 10.51 have not been finalized and are not in sufficient draft form to be included. The Company will file the exhibits, schedules and/or attachments required to be filed on a Current Report on Form 8-K following the execution of the agreement. The Company further confirms that the financial statements for the fiscal quarter and fiscal year ended June 30, 2009 are not available for inclusion in the Registration Statement; however, based on a preliminary review, no material trends or other information has come to the Company’s attention that would warrant “Recent Development” disclosure in the Information Statement.

* * *
     We hereby inform you on behalf of the Company that the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing of the Registration Statement and all subsequent amendments thereto.
     The Company acknowledges that the comments of the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.
     The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If it would expedite the review of the information provided herein, please do not hesitate to call Erika Weinberg at (212) 310-8910.

Very truly yours,

	/s/ Erika Weinberg, Esq.	/s/ David A. Katz, Esq.

	Erika Weinberg, Esq.	David A. Katz, Esq.
	Weil, Gotshal & Manges LLP	Wachtell, Lipton, Rosen & Katz

cc:	Jack Adams, Esq.
James Barnett, Esq.
Rod D. Miller, Esq.
David K. Lam, Esq.

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